Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computations of Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
(in thousands)	2010	2009	2008	2007	2006
Excluding interest on deposits (1)
Income before income taxes	$770,334	869,245	780,437	1,083,871	1,059,575
Fixed charges, excluding capitalized interest	-	380	6,148	28,618	17,466
Earnings	$770,334	869,625	786,585	1,112,489	1,077,041
Interest	$-	380	6,148	28,618	17,466
One-third of rents	-	-	-	-	-
Preferred dividends	185,866	160,678	293,229	387,483	375,612
Capitalized interest	-	-	-	-	-
Fixed charges	$185,866	161,058	299,377	416,101	393,078
Consolidated ratios of earnings to fixed charges (2)	4.14	5.40	2.63	2.67	2.74

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

72